UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
SunCom Wireless Holdings, Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
86722Q108

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 16, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	– 86722Q108	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P. 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		16,003,693

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,855,006

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,003,693

WITH	10	SHARED DISPOSITIVE POWER

		1,855,006

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,858,699

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.2%

14	TYPE OF REPORTING PERSON

	PN, IA

CUSIP No.	– 86722Q108	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strand Advisors, Inc. 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		16,003,693

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,855,006

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,003,693

WITH	10	SHARED DISPOSITIVE POWER

		1,855,006

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,858,699

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.2%

14	TYPE OF REPORTING PERSON

	CO, HC

CUSIP No.	– 86722Q108	Page	4	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		18,587,616

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,587,616

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,587,616

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.4%

14	TYPE OF REPORTING PERSON

	IN, HC

CUSIP No.	– 86722Q108	Page	5	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management Services, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		728,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		728,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	728,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	– 86722Q108	Page	6	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Credit Strategies Fund (1) 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,037,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,037,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,037,196

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No.	– 86722Q108	Page	7	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Restoration Opportunities Fund (1) 20-2689757

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		817,810

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		817,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	817,810

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Restoration Opportunities Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

This Amendment No. 1 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on May 17, 2007 (the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer.
     Unchanged.
Item 2. Identity and Background.
     Unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Unchanged.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby supplemented as follows:
     “On September 16, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with T-Mobile USA, Inc., a Delaware corporation and wholly owned subsidiary of Deutsche Telekom AG (“Parent”), and Tango Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent formed for the purpose of effecting the transactions contemplated by the Merger Agreement (“Merger Sub”), pursuant to which Parent will acquire all of the outstanding equity interests of the Issuer. Pursuant to the Merger Agreement, Merger Sub will be merged (the “Merger”) with and into the Issuer with the Issuer surviving as a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding share of Common Stock of the Issuer, other than shares owned by Parent, Merger Sub, the Issuer and any stockholder who is entitled to and who properly exercises appraisal rights under Delaware law, will be cancelled and converted into the right to receive $27.00 in cash, without interest. Consummation of the Merger is not subject to a financing condition, but it is subject to certain conditions, including adoption of the Merger Agreement by the Issuer’s stockholders (see description of Voting Agreement below), authorization by the Federal Communications Commission, the expiration or termination of any applicable review period by the Committee on Foreign Investment in the United State under the Exon-Florio Act if the parties file a voluntary notification, and the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is referenced herein as Exhibit 5 and incorporated by reference in its entirety into this Item 4.
     In connection with the Merger Agreement, certain stockholders of the Issuer, including Highland Crusader Offshore Partners, L.P., Highland Credit Strategies Fund, Highland Capital Management Services, Inc., Highland CDO Opportunity Master Fund, L.P., Highland Credit Opportunities CDO, L.P., Highland Credit Opportunities CDO, Ltd., Highland Credit Strategies Master Fund, L.P., Highland Special Opportunities Holding Company, Restoration Opportunities Fund (collectively, the “Highland Stockholders”), and Pardus Special Opportunities Master Fund (“Pardus”), each entered into a Stockholder Voting Agreement with Parent and Merger Sub, dated as of September 16, 2007 (the “Voting Agreement”), pursuant to which they independently agreed to vote their respective shares in favor of the

Merger and against any alternative proposal and to not sell, assign, transfer, pledge, encumber, or otherwise dispose of their shares of Common Stock, except to their respective affiliates or other signatories of the Voting Agreement, if certain conditions and requirements are satisfied. Under the Voting Agreement, any of the Highland Stockholders may enter into any contract, option, swap or other agreement or arrangement, grant a participation in, and pledge and encumber the shares in connection with any bona fide lending, hedging or other financing or derivative transaction or arrangement, if certain conditions are met. If either the Issuer or Parent terminates the Merger Agreement before the Merger is completed, the Voting Agreement will remain in effect for seven months and fifteen days following the termination of the Merger Agreement, except the Voting Agreement will terminate upon the termination of the Merger Agreement if (1) stockholder approval of the Merger has been obtained and remains in full force and effect at the time the Merger Agreement is terminated, (2) the Merger Agreement is terminated by mutual written consent of the Issuer and Parent, (3) the Merger is not consummated prior to July 16, 2008 (or, if regulatory approvals have not been obtained on such date, September 16, 2008) (the “End Date”), (4) the Merger Agreement is terminated by either the Issuer or Parent by reason of the issuance of an order by any governmental authority that permanently enjoins or prohibits the consummation of the Merger, (5) the Merger Agreement is terminated by either the Issuer or Parent by reason of the enactment or enforcement of a statute or order that has the effect of making certain conditions to the Merger incapable of being satisfied prior to the End Date, (6) the Merger Agreement is terminated by the Issuer by reason of Parent’s or Merger Sub’s breach or failure to perform their representations, warranties, covenants or other agreements, which breach or failure to perform would cause the failure of certain conditions to the Merger, or (7) the Merger Agreement is terminated by the Parent by reason of the Issuer’s non-willful breach or failure to perform its representations, warranties, covenants or other agreements, which breach or failure to perform would cause the failure of certain conditions to the Merger. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is referenced herein as Exhibit 4 and incorporated by reference in its entirety into this Item 4.
     The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer and a change to the present capitalization or dividend policy of the Issuer. One or more of the Reporting Persons are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.”
     In May 2007, Highland Capital nominated Gustavo A. Prilick for consideration as a member of the board of directors pursuant to the terms of the Exchange Agreement. The Issuer’s board of directors appointed Mr. Prilick to the board on May 30, 2007.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby supplemented as follows:
     “(a) As of September 19, 2007, (i) Highland Capital may be deemed to beneficially own 17,858,699 shares of Common Stock, which represents approximately 30.2% of the outstanding Common Stock; (ii) Strand may be deemed to beneficially own 17,858,699 shares of Common Stock, which represents approximately 30.2% of the outstanding Common Stock; (iii) Services may be deemed to beneficially own 728,917 shares of Common Stock, which represents approximately 1.2% of the outstanding Common Stock; (iv) HCF may be deemed to beneficially own 1,037,196 shares of Common Stock, which represents approximately 1.8% of the outstanding Common Stock; (v) Restoration may be deemed to beneficially own 817,810 shares of Common Stock, which represents approximately 1.4% of the outstanding Common Stock; and (vi) James D. Dondero may be deemed to beneficially own 18,587,616 shares of Common Stock, which represents approximately 31.4% of the outstanding Common Stock. These calculations are based on 59,228,826 shares of Common Stock outstanding according to the Issuer’s Form 10-Q for the quarter ended June 30, 2007.
     As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with T-Mobile USA, Inc., Tango Merger Sub, Inc. and Pardus, and certain of their affiliates. Accordingly, the Reporting Persons may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by such other persons. The Reporting Persons do not have affirmative information about any such shares that may be beneficially owned by such other persons, other than the 11,435,433 shares of Common Stock reported as beneficially owned by Pardus in its Amendment No. 3 to Schedule 13D, filed with the SEC on May 17, 2007. The Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock that may be or are beneficially owned by Pardus, T-Mobile USA, Inc., Tango Merger Sub, Inc. or their respective affiliates.
     (b) The information set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby supplemented as follows:
     “The information set forth or incorporated by reference in Item 4 and 5 above is incorporated by reference in its entirety into this Item 6.”
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby supplemented as follows:

“Exhibit 4	Stockholder Voting Agreement, dated September 16, 2007, by and among Tango Merger Sub, Inc., T-Mobile USA, Inc. and Stockholders (as defined therein) (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer with the SEC on September 19, 2007).

Exhibit 5	Agreement and Plan of Merger, dated as of September 16, 2007, by and among T-Mobile USA, Inc., Tango Merger Sub, Inc. and SunCom Wireless Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer with the SEC on September 19, 2007).”

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 20, 2007

Highland Capital Management Services, Inc.
By:	/s/ James D. Dondero
James D. Dondero, President

Highland Credit Strategies Fund
By:	/s/ James D. Dondero
James D. Dondero, President

Restoration Opportunities Fund
By:	/s/ James D. Dondero
James D. Dondero, President

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
James D. Dondero, President

Strand Advisors, Inc.
By:	/s/ James D. Dondero
James D. Dondero, President

James D. Dondero

/s/ James D. Dondero

APPENDIX I
     The name of each director and executive officer of Strand and Services is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.
James Dondero, Director	President
Mark Okada	Executive Vice President
Michael Colvin	Secretary
Todd Travers	Assistant Secretary
Patrick Daugherty	Assistant Secretary
Ken McGovern	Treasurer

Highland Capital Management Services, Inc.

James Dondero, Director	President
Mark Okada, Director	Secretary and Treasurer